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                                                 File No. 70-9469



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 3
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     West Penn Power Company
                      800 Cabin Hill Drive
                      Greensburg, PA  15601





(Name of company or companies filing this statement and addresses of principal executive offices)


                     Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                      Thomas K. Henderson, Esq.
                      Vice President
                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                          Hagerstown, MD 21740-1766



(Name and address of agent for service)


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West Penn Power Company hereby amends Item No. 2. Fees,

Commissions and Expenses by deleting it in its entirety and

substituting the following therefor:



Item No. 2. Fees, Commissions and Expenses



     The following estimated fees and expenses are expected

to be incurred by the Applicant in connection with the

formation of two new subsidiaries, the acquisition of

interests in those companies, and the issuance of transition bonds by Energy Subsidiary:



Registration Fee                                  $  186,260
Printing and Engraving Expenses                      100,000
Trustees' Fees and Expenses                           30,000
Legal Fees and Expenses                              750,000
Blue Sky Fees and Expenses                            10,000
Accountants' Fees and Expenses                       150,000
Rating Agency Fees                                   500,000
Miscellaneous Fees and Expenses                      350,000
          Total                                   $2,076,260


2.  West Penn also files herewith the following Exhibits and

Financial Statements:

Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

               B-3       Form of Service Agreement with APSC

                                   D-1       West Penn's
                         Settlement Agreement approved by
                         the Pennsylvania Public Utility
                         Commission (incorporated by
                         reference to File No. 70-9147)


                                    2


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                                   D-2       Orders of the
                         Pennsylvania Public Utility
                         Commission (incorporated by
                         reference to File No. 70-9147)

                                   F         Opinion of
                         Counsel

                                   G         Financial Data
                         Schedule


          (b)  Exhibits

               1-a       Consolidated Statement of Income
                         for Twelve Months Ended March 31,
                         1999 Per Books

               2-a       Consolidated Balance Sheet - March
                         31, 1999 Per Books

               3-a       Consolidated Statement of Retained
                         Earnings for the Twelve Months
                         Ended March 31, 1999






                          SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding  Company  Act of 1935, the undersigned  company  has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              WEST PENN POWER COMPANY



                              By   /s/ Carol G. Russ
                                   Carol G. Russ
                                   Counsel



Dated: July 1, 1999